Exhibit 12.1
National Healthcare Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

			Year Ended December 31

	2006	2005	2004	2003	2002

Earnings:
Pretax income	$54,279	$46,690	$40,055	$33,287	$27,446
Minority interest adjustment	(19)	56	39	62	21
Equity earnings adjustment	(4,300)	(225)	(344)	(330)	(297)
Add fixed charges	16,466	17,330	16,927	17,818	19,018
Add amortization of capitalized interest	71	71	61	55	51
Add distributed income of equity investees	250	155	453	463	304
Deduct interest capitalized	(370)	(31)	(240)	(162)	(40)

Total Earnings Available for Fixed Charges	$66,377	$64,046	$56,951	$51,193	$46,503

Fixed charges:
Interest expensed	$980	$1,531	$1,299	$2,080	$3,482
Interest capitalized	370	31	240	162	40

Estimated interest within rental expense	15,116	15,768	15,388	15,576	15,496
Total fixed charges	$16,466	$17,330	$16,927	$17,818	$19,018

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.0×	3.7×	3.4×	2.9×	2.4×